Exhibit 5.2

[Letterhead of Wachtell, Lipton, Rosen & Katz]

December 6, 2012

First PacTrust Bancorp, Inc.

18500 Von Karman Avenue, Suite 1100

Irvine, California 92612

Re:	First PacTrust Bancorp, Inc. Current Report on Form 8-K filed on December 6, 2012

Ladies and Gentlemen:

We have acted as special counsel to First PacTrust Bancorp, Inc., a Maryland corporation (the “Company”), in connection with the sale to the Underwriters by the Company of an aggregate principal amount (exclusive of any exercise of the Underwriters’ over-allotment option) of $45,000,000 of the Company’s 7.50% Senior Notes due April 15, 2020 (the “Securities”) pursuant to the terms of the Purchase Agreement (the “Underwriting Agreement”), dated December 3, 2012, between the Company, UBS Securities, LLC and Raymond James & Associates, Inc., as Representatives of the several Underwriters (each as defined therein). The Securities will be issued pursuant to the Senior Debt Securities Indenture, dated as of April 23, 2012, as supplemented by the First Supplemental Indenture, dated as of April 23, 2012 (together, the “Indenture,” and, together with the Underwriting Agreement and the Securities, the “Transaction Documents”), between the Company and U.S. Bank National Association, as trustee (the “Trustee”).

In our capacity as special counsel to the Company, we have examined (i) the Registration Statement on Form S-3 (File No. 333-170622) filed by the Company with the

First PacTrust Bancorp, Inc.

December 6, 2012

Commission on November 16, 2010, as amended through the date hereof, under the 1933 Act, (ii) the base prospectus, dated November 23, 2010, as supplemented by the prospectus supplement, dated December 3, 2012, relating to the Securities, filed with the Commission on December 3, 2012, pursuant to Rule 424(b) under the 1933 Act, (iii) the as-corrected free writing prospectus relating to the Securities, dated December 3, 2012, filed with the Commission on December 4, 2012, (iv) the Prospectus, filed with the Commission on December 5, 2012, pursuant to Rule 424(b) under the 1933 Act, (v) an executed copy of the Underwriting Agreement, (vi) executed copies of the Indenture, (vii) resolutions (or written consents, as applicable) of the Board of Directors, Pricing Committee and Strategic Planning Committee of the Company relating to the issuance of the Securities, (viii) a copy of the global security representing the Securities, (ix) a copy of the Articles of Incorporation of the Company, as amended through the date hereof, (x) a copy of the Bylaws of the Company and (xi) such other corporate records, certificates and other documents as we have deemed necessary or appropriate for purposes of rendering this letter.

We have examined originals or copies certified or otherwise identified to our satisfaction of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or appropriate for the purposes of this letter. We have also conducted such investigations of fact and law as we have deemed necessary or advisable for purposes of this opinion letter. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to authentic original documents of all documents submitted to us as copies and the legal capacity of all individuals executing such documents. As to any facts material to this opinion that we did not independently establish or verify, we have, with your consent, relied upon the statements, certificates and representations of officers and other representatives of parties to the Transaction Documents and of the Company. We have also assumed the valid authorization, execution and delivery of the Transaction Documents by each party thereto (other than the Company), and we have assumed that each such other party (in the case of parties which are not natural persons) has been duly organized and is validly existing and in good standing under its jurisdiction of organization, that each such other party has the legal capacity, power and authority to perform its obligations thereunder and that the Indenture constitutes the valid and binding obligation of the Trustee, enforceable against it in accordance with its terms. We have also assumed that the execution, delivery and performance by the Company of the Transaction Documents, except with respect to Relevant Laws (as defined below), do not violate any law, rule or regulation applicable to it; and do not result in any conflict with, or breach of any agreement or document binding on it. In addition, the enforceability of indemnification provisions may be subject to public policy considerations. Furthermore, the manner in which any particular issue relating to the opinions would be treated in any actual court case would depend in part on facts and circumstances particular to the case and would also depend on how the court involved chose to exercise the wide discretionary authority generally available to it.

First PacTrust Bancorp, Inc.

December 6, 2012

We are members of the Bar of the State of New York, and we have not considered, and we express no opinion as to, the laws of any jurisdiction other than the laws of the State of New York that a New York lawyer exercising customary professional diligence would reasonably be expected to recognize as being applicable to the Company, the Transaction Documents or the transactions governed by the Transaction Documents (the “Relevant Laws”). Without limiting the generality of the foregoing definition of Relevant Laws, the term “Relevant Law” does not include any law, rule or regulation that is applicable to the Company or the Transaction Documents or such transactions solely because such law, rule or regulation is part of a regulatory regime applicable to any party to any of the Transaction Documents or any of its affiliates due to the specific assets or business of such party or such affiliate.

Insofar as the opinions expressed herein relate to or are dependent upon matters governed by the laws of the State of Maryland, we have relied upon the opinion letter dated December 6, 2012 of Silver, Freedman and Taff, LLP, which opinion letter is being filed as an exhibit to the Company’s Current Report on Form 8-K filed as of December 6, 2012.

Based upon the foregoing, and subject to the qualifications set forth in this letter, it is our opinion that, subject to the completion of the actions to be taken by the Company, the Trustee and the Underwriters prior to the sale of the Securities, the Securities, when duly executed, authenticated, issued, delivered and paid for in accordance with the terms of the Indenture and the Underwriting Agreement, will constitute the valid and legally binding obligations of the Company, except as may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting creditors’ rights generally and by general equitable principles (whether considered in a proceeding in equity or at law).

We hereby consent to the filing of a copy of this opinion as Exhibit 5.2 to the Company’s Current Report on Form 8-K, dated as of December 6, 2012, and to the use of our name in the prospectus forming a part of the Registration Statement under the caption “Legal Matters.” In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act and the rules and regulations thereunder. This opinion speaks as of its date, and we undertake no (and hereby disclaim any) obligation to update this opinion.

First PacTrust Bancorp, Inc.

December 6, 2012

Very truly yours,

/s/ Wachtell, Lipton, Rosen & Katz